

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2015

Via E-mail
Peter Bloch
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, ON M5G 2C9

     Re: **Bionik Laboratories Corp.**
             Registration Statement on Form S-1
             Filed May 27, 2015
             File No. 333-204491

Dear Mr. Bloch:

We have reviewed your registration statement and have the following comment. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

Prospectus Cover Page

1. Please amend your disclosure on your prospectus cover page, in your Plan of Distribution section, and elsewhere in your registration statement, as applicable, to include a fixed price at which your shares will be sold, until such time as these shares will be quoted on an established public trading market.

    Accordingly, please include disclosure to the effect that the selling shareholders will sell at a price of $x.xx per share until your shares are quoted in an established public trading market and thereafter at prevailing market prices or privately negotiated prices. Please also discuss the factors that went into the determination of this fixed price. We refer you to Items 501(b)(3) and 505 of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tara Keating Brooks at (202) 551-8336, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Stephen E. Fox, Esq.
Ruskin Moscou Faltischek, P.C.